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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
        EXCHANGE ACT OF 1934


                           COMMISSION FILE NO. 0-2525




A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:


      Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                               Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287


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                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------
                                                                Page
                                                                ----

    Report of Independent Auditors                                3

    Statements of Financial Condition -
      December 31, 1997 and 1996                                  4

    Statements of Income and Changes in Plan Equity -
      For the years ended December 31, 1997, 1996, and 1995       5

    Notes to Financial Statements                                 6

    Exhibit
      Consent of Independent Auditors                            10



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                         Report of Independent Auditors


Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the Plan) as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust at December 31, 1997 and 1996, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                    /s/  Ernst & Young LLP


Columbus, Ohio
March 27, 1998



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                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                       STATEMENTS OF FINANCIAL CONDITION


                                                         December 31,
                                                    1997                1996
                                                    ----                ----

ASSETS
------
Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 113,403 shares in 1997
  and 96,668 shares in 1996; Cost:
  $1,590,957 in 1997 and $1,328,622
  in 1996 (Note 4)                            $4,082,581          $2,549,615

Accrued dividends and interest receivable         22,368              19,047

Cash and cash equivalents (Note 2)                19,804              20,252
                                              ----------          ----------

        TOTAL ASSETS                          $4,124,753          $2,588,914
                                              ==========          ==========


LIABILITIES AND PLAN EQUITY
---------------------------
Stock purchase payable                        $   42,121          $   20,246

Plan Equity                                    4,082,632           2,568,668
                                              ----------          ----------
        TOTAL LIABILITIES AND PLAN EQUITY     $4,124,753          $2,588,914
                                              ==========          ==========





See notes to financial statements.


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                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY




                                                                Year ended December 31,
                                                       1997             1996               1995
                                                       ----             ----               ----
Investment income:
  Cash dividends on Huntington Bancshares
  Incorporated Common Stock                      $   83,418       $   72,117         $   59,321
  Interest                                              260              163                238
                                                 ----------       ----------         ----------
                                                     83,678           72,280             59,559

Realized gains on investments (Note 4)               43,407           66,836             14,072

Unrealized appreciation of investments (Note 4)   1,270,631          375,420            560,324

Contributions:
  Employees                                         117,192          123,143            116,468
  Employer                                           87,895           92,358             87,362
                                                 ----------       ----------         ----------
                                                    205,087          215,501            203,830

Distributions                                       (88,839)        (159,936)           (42,685)
                                                 ----------       ----------         ----------

Net increase in Plan Equity                       1,513,964          570,101            795,100

Plan Equity - Beginning of Period                 2,568,668        1,998,567          1,203,467
                                                 ----------       ----------         ----------

Plan Equity - End of Period                      $4,082,632       $2,568,668         $1,998,567
                                                 ==========       ==========         ==========




See notes to financial statements.




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                     HUNTINGTON SUPPLEMENTAL STOCK PURCHASE
                         AND TAX SAVINGS PLAN AND TRUST

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1997

Note 1 - Summary of Accounting Policies

Description of the Plan

Huntington Bancshares Incorporated ("Huntington") adopted the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the "Plan") effective March 1, 1989. Huntington subsequently amended the Plan on May 24, 1989, February 9, 1990, and November 19, 1997. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and its wholly-owned subsidiary, The Huntington National Bank (the "Trustee"). The purpose of the Plan is to provide a supplemental savings program for eligible employees of Huntington and its related companies who are unable to make contributions to the Huntington Stock Purchase and Tax Savings Plan (the "Qualified Plan") because the employees have made the maximum elective deferrals under Internal Revenue Code section 402(g) or the maximum elective contributions under the terms of the Qualified Plan. Prior to January 1, 1998, eligible employees are defined as individuals who are unable to defer compensation by Internal Revenue Code sections 402(g) or 401(a)(17), respectively. Effective January 1, 1998, eligible employees are defined as individuals who are determined by the Compensation and Stock Option Committee of the Huntington Board of Directors to be members of a select group of management or highly compensated employees and who are designated by such committee to be Eligible Employees under the Plan.

Each eligible employee may elect to have all or any portion of the pre-tax contributions that he or she elected to defer under the Qualified Plan, but which cannot be allocated to his or her pre-tax account under such plan because of the annual limitation on deferrals imposed by applicable tax laws, allocated to his or her account under the Plan.

Concurrently with the payment of the participant's supplemental pre-tax contributions, his or her employer shall make a matching contribution to the Plan on behalf of the participant. Before April 1, 1998, the matching contributions is equal to 75% of the participant's supplemental pre-tax contributions to the Plan. Effective April 1, 1998, the matching contributions shall be equal to 100% of the participant's supplemental pre-tax contributions to the Plan up to the first 3% of the participant's compensation and 50% of the participant's supplemental pre-tax contributions to the Plan on the 4th and 5th percent of the participant's compensation. Matching contributions may be made in the form of cash or Huntington common stock ("Common Stock"), or a combination thereof.



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Amounts held in the trust fund are invested by the Trustee in Common Stock. The
Trustee maintains a separate account for each participant which reflects such participant's share of assets held in the Plan. Employee and employer contributions are fully vested at all times.

Distributions are made in a lump sum upon death or termination of employment with Huntington or its affiliates.

The Plan is administered by an administrative committee (the "Committee"), which is appointed annually by Huntington's Board of Directors (the "Board"). The Committee members serve until they resign and their successors are appointed or until they are removed with or without cause by the Board. None of the members of the Committee receives compensation from the assets of the Plan.

The Board may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of participants to amounts previously credited to their accounts.

Investments

The Trustee invests contributed amounts solely in Common Stock. These shares are carried at market value as determined by quoted prices reported by the NASDAQ Stock Market. The cost of specific investments sold is used to compute realized gains and losses.

Distributions

Distributions are made from the Plan in shares of Common Stock and are reported at market value.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $10,954, $8,083, and $6,502, for 1997, 1996, and 1995, respectively.


Note 2 - Cash Equivalents

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Monitor Money Market Funds.



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Note 3 - Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matching contributions are made to the Plan, when Common Stock is purchased for a participant's account, or when dividends are paid to a participant's account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

Huntington is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974.


Note 4 - Net Realized and Unrealized Appreciation of Investments

The following tables summarize the net realized and unrealized appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 1997:

                                             1997           1996          1995
                                             ----           ----          ----

Aggregate proceeds                         $88,839       $159,936       $42,648
Aggregate cost                              45,432         93,100        28,576
                                           -------       --------       -------
Net realized gains                         $43,407       $ 66,836       $14,072
                                           =======       ========       =======


                                           1997           1996          1995
                                           ----           ----          ----

Market value                            $4,082,581     $2,549,615    $1,982,452
Cost                                     1,590,957      1,328,622     1,136,879
                                        ----------     ----------    ----------
Accumulated unrealized appreciation     $2,491,624     $1,220,993    $  845,573
                                        ==========     ==========    ==========
Change in accumulated unrealized
  appreciation between years            $1,270,631     $  375,420    $  560,324
                                        ==========     ==========    ==========



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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST




Date:  March 27, 1998              By: /s/ LESLIE P. RIDOUT
       ------------------              ---------------------------
                                           Leslie P. Ridout, Jr.
                                           Executive Vice President
                                           Huntington Bancshares Incorporated




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